

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

John Dowd
Chief Executive Officer
Lifezone Metals Limited
Commerce House, 1 Bowring Road
Ramsey, Isle of Man, IM8 2TF

      Re: Lifezone Metals Limited
          Registration Statement on Form F-4
          Filed April 17, 2023
          File No. 333-271300

Dear John Dowd:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2023 letter

Registration Statement on Form F-4 Filed on April 17, 2023

Material Tax Considerations
The Merger, page 182

1.   We note your revised disclosure in response to prior comment 3 that although the Merger is not conditioned upon the receipt of an opinion of counsel regarding such consequences, Latham & Watkins LLP will deliver an opinion, to be filed by amendment as Exhibit 8.1 hereto, that the Merger "should" qualify as a "reorganization" under Section 368(a)(1)(F) of the Code. If the opinion is subject to uncertainty, please ensure the opinion explains why counsel cannot give a "will" opinion and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors. We note you have included some of this disclosure

here. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19.

Unaudited Pro forma Condensed Combined Financial Information
Introduction, page 292

2.   You state that you determined the financial statements of SGPL are not required to be filed in accordance with Rule 408(a) of the Securities Act. Please clarify for us how Rule 408(a) of the Securities Act is applicable to your determination that financial statements of SGPL are not required. In this regard, we note that 408(a) pertains to additional information as opposed to information expressly required to be in the registrations statement. In addition, please provide your analysis of each of the three significance tests set forth in Rule 1-02(w) of Regulation S-X that you performed to determine whether the financial statements of SGPL are required. Refer to Rule 3-05(b)(2) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 303

3.   We note you include the historical financial information for SGPL as of and for the year ended June 30, 2022 in your Unaudited Pro Forma Condensed Combined Financial Information. However your Pro Forma Condensed Combined Financial Information presents annual amounts based on your fiscal year-end, or December 31, 2022. Please tell us how your presentation of the June 30, 2022 financial period of SGPL complies with the requirements of Rule 11-02(c)(3) of Regulation S-X or revise your disclosure accordingly.

4.   Please disclose any revenues, expenses, gains and losses and related tax effects which will not recur beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

3. Pro-forma Adjustments, page 304

5.   We note transaction accounting adjustment C to your Unaudited Pro Forma Condensed Combined Statement of Financial Position and understand that in determining enterprise value you have included GoGreen's cash at December 31, 2022. Given that both scenarios 2 and 3 contemplate cash redemptions, please explain why you did not adjust the calculation of enterprise value for the respective redemption payments in determining the fair value of share consideration. Please also explain and reconcile for us the GoGreen ownership percentages presented in the calculations of the fair value of share consideration with the ownership percentages disclosed at page 297.

5. Preliminary Allocation of Preliminary Purchase Price, page 309

6.   We note you allocated $3.3 million of the purchase price for the fair value of the property, plant and equipment you will acquire with Simluls Group Pty Ltd. Please address the following points:

    •   Please revise to disclose further details on the underlying assets that you will acquire and the fair value estimate of each asset.

- Disclose the methods used to estimate the fair values of these assets. To the extent there are significant increases of the values of these assets, please explain.

- Disclose the estimated useful life of each major type of fixed assets and depreciation methods.

Notes to the consolidated financial statements
3. Key sources of estimation and uncertainty
3.1.1. Business Combination due to Ownership Change (Flip-up of Ownership), page F-46

7.   We note that you deemed the reorganization of LZL and KNL as a business combination under common control and applied the predecessor value method in accounting for the transaction. We also note your disclosure that there was no change in the ultimate ownership to conclude that the transaction fell outside the scope of IFRS3. Please provide an analysis that supports the notion that these were entities under common control during the periods presented including details sufficient to understand the controlling ownership of LZL and KNL both pre and post combination.

4. Segment information, page F-49

8.   We note you present more than one measure of reportable segment profit or loss, including operating loss, loss before tax, loss for the year and total comprehensive loss for the financial year. Please tell us how your presentation complies with paragraph 26 of IFRS 8, or revise to present only one measure of segment profit or loss that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements.

16. Exploration and evaluation assets and mining data, page F-55

9.   You disclose that your mining data is included as an exploration and evaluation asset and that it has an indefinite life. You also characterize the mining data as an intangible asset at page F-40. Please tell us your basis to conclude that the mining data has an indefinite life considering that the mining data relates to the underlying mineral property, a depleting asset by nature, and your policy that exploration and evaluation assets will be reclassified to mineral properties and eventually depleted upon commencement of production. In addition, explain how your characterization of the mining assets as intangible assets is consistent with the guidance in IFRS6.

22. Significant related party transactions, page F-57

10.   Please disclose that related party transactions were made on terms equivalent to those that prevail in arm's length transactions are made and only if such terms can be substantiated. Refer to paragraph 23 of IAS 24.

Related party revenue, page F-57

11.   Please disclose the outstanding balances of trade receivables related to the related party revenues from Kellplant Proprietary Ltd and Kelltechnology SA Proprietary Ltd. as of each of the years presented. Refer to paragraph 18 of IAS 24.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Nick S. Dhesi, Esq.